
02017240

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS


RECD S.E.C.
SEP 12 2002
1086

Sequoia Residential Funding, Inc.
(Exact Name of Registrant as Specified in Charter)

00001176320
(Registrant CIK Number)

Form 8-K for September 12, 2002
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-90772
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant)

55698
Sequoia 10
Form SE (Computational Materials)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mill Valley, State of California, on September 12 , 2002.

SEQUOIA RESIDENTIAL FUNDING , INC.

By: ____________________________
John H. Isbrandtsen
Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 311(H) REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

SEQUOIA RESIDENTIAL FUNDING, INC.

Sequoia Mortgage Trust 10

RMBS New Transaction

Computational Materials

$1,050,000,000 (approximate)
Sequoia Mortgage Trust 10
Mortgage Pass-Through Certificates
Adjustable Rate Residential Mortgage Loans

RWT Holdings, Inc.
Seller

Sequoia Residential Funding, Inc.
Depositor

Cendant Mortgage Corporation
Servicer

September 9, 2002

The attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Class 2A Yield Table

SEMT_10.55 - Price/Yield - 2A

Balance	$153,500,000.00	Delay	19	WAC	3.676811708
Coupon	3.45422883	Dated	9/1/2002	NET	3.426811708
Settle	9/26/2002	First Payment	10/20/2002	WAM	299

Price	10 CPR, Call (Y) BEEM	12.5 CPR, Call (Y) BEEM	15 CPR, Call (Y) BEEM	17.5 CPR, Call (Y) BEEM	20 CPR, Call (Y) BEEM	22.5 CPR, Call (Y) BEEM	25 CPR, Call (Y) BEEM	27.5 CPR, Call (Y) BEEM	30 CPR, Call (Y) BEEM	35 CPR, Call (Y) BEEM	40 CPR, Call (Y) BEEM	50 CPR, Call (Y) BEEM	60 CPR, Call (Y) BEEM
102.000000	126	120	113	107	100	92	84	76	67	50	30	(14)	(66)
102.031250	125	119	113	106	99	91	83	75	66	48	28	(16)	(69)
102.062500	125	119	112	105	98	90	82	73	65	46	27	(19)	(72)
102.093750	124	118	111	105	97	89	81	72	63	45	25	(21)	(75)
102.125000	124	117	111	104	96	88	80	71	62	43	23	(24)	(78)
102.156250	123	117	110	103	95	87	79	70	61	42	21	(26)	(82)
102.187500	123	116	109	102	95	86	78	69	60	40	19	(29)	(85)
102.218750	122	116	109	102	94	85	77	68	58	39	17	(31)	(88)
102.250000	122	115	108	101	93	84	76	66	57	37	16	(34)	(91)
102.281250	121	115	107	100	92	84	75	65	56	35	14	(36)	(94)
102.312500	121	114	107	99	91	83	74	64	54	34	12	(38)	(98)
102.343750	120	113	106	98	90	82	72	63	53	32	10	(41)	(101)
102.375000	120	113	106	98	89	81	71	62	52	31	8	(43)	(104)
102.406250	119	112	105	97	89	80	70	60	50	29	6	(45)	(107)
102.437500	119	112	104	96	88	79	69	59	49	28	5	(48)	(110)
102.468750	118	111	104	95	87	78	68	58	48	26	3	(51)	(113)
102.500000	118	111	103	95	86	77	67	57	46	25	1	(53)	(116)
102.531250	117	110	102	94	85	76	66	56	45	23	(1)	(56)	(120)
102.562500	117	109	102	93	84	75	65	54	44	21	(3)	(58)	(123)
102.593750	116	109	101	92	83	74	64	53	43	20	(5)	(60)	(126)
102.625000	116	108	100	92	83	73	63	52	41	18	(6)	(63)	(129)
102.656250	115	108	100	91	82	72	62	51	40	17	(8)	(65)	(132)
102.687500	115	107	99	90	81	71	61	50	39	15	(10)	(68)	(135)
102.718750	114	107	98	89	80	70	60	49	37	14	(12)	(70)	(139)
102.750000	114	106	98	89	79	69	59	47	36	12	(14)	(73)	(142)
102.781250	113	105	97	88	78	68	58	46	35	11	(15)	(75)	(145)
102.812500	113	105	96	87	78	67	56	45	33	9	(17)	(77)	(148)
102.843750	112	104	96	86	77	66	55	44	32	8	(19)	(80)	(151)
102.875000	112	104	95	86	76	65	54	43	31	6	(21)	(82)	(154)
102.906250	111	103	94	85	75	64	53	41	30	4	(23)	(85)	(157)
102.937500	111	103	94	84	74	63	52	40	28	3	(25)	(87)	(160)
102.968750	111	102	93	83	73	63	51	39	27	1	(26)	(90)	(164)
103.000000	110	102	92	83	72	62	50	38	26	(0)	(28)	(92)	(167)
103.031250	110	101	92	82	72	61	49	37	24	(2)	(30)	(94)	(170)
103.062500	109	100	91	81	71	60	48	36	23	(3)	(32)	(97)	(173)
103.093750	109	100	90	81	70	59	47	34	22	(5)	(34)	(99)	(176)
103.125000	108	99	90	80	69	58	46	33	21	(6)	(35)	(102)	(179)
103.156250	108	99	89	79	68	57	45	32	19	(8)	(37)	(104)	(182)
103.187500	107	98	88	78	67	56	44	31	18	(9)	(39)	(106)	(185)
103.218750	107	98	88	78	67	55	43	30	17	(11)	(41)	(109)	(189)
103.250000	106	97	87	77	66	54	42	29	15	(13)	(43)	(111)	(192)
WAL	7.48	6.24	5.28	4.55	3.96	3.47	3.06	2.75	2.48	2.06	1.73	1.28	0.98
Mod Dum	6.24	5.34	4.62	4.05	3.58	3.16	2.85	2.57	2.34	1.96	1.67	1.25	0.96
Principal Wind	Oct02 - Sep19	Oct02 - Aug17	Oct02 - Oct15	Oct02 - Apr14	Oct02 - Dec12	Oct02 - Oct11	Oct02 - Oct10	Oct02 - Nov09	Oct02 - Mar09	Oct02 - Feb08	Oct02 - Apr07	Oct02 - Jan06	Oct02 - Apr05
LIBOR_1MO	1.82	1.82	1.82	1.82	1.82	1.82	1.82	1.82	1.82	1.82	1.82	1.82	1.82
LIBOR_6MO	1.82	1.82	1.82	1.82	1.82	1.82	1.82	1.82	1.82	1.82	1.82	1.82	1.82

Collateral Assumptions

Replines	Pool Balance	Gross Coupon	Servicing Fee	Net Coupon	Remaining Amortization Term	Original Amortization Term	Remaining Balloon Term	Original Balloon Term	Age	ARM Index	Gross Margin	Mos to Next Rate Reset	Rate Reset Frequency	Life Cap	Life Floor
1	405,049,178.00	3.622	0.25	3.372	180	180	299	300	1	LIBOR_1MO	1.783	1	1	12	3.622
2	27,129,584.00	3.856	0.25	3.606	180	180	298	300	2	LIBOR_6MO	1.852	4	6	12	3.856
3	246,709,223.00	3.761	0.25	3.511	180	180	299	300	1	LIBOR_6MO	1.834	5	6	12	3.761
4	171,098,499.00	3.613	0.25	3.363	180	180	300	300	0	LIBOR_6MO	1.835	6	6	12	3.613
5	12,674,549.00	3.859	0.25	3.609	180	180	298	300	2	LIBOR_6MO	1.866	4	6	12	3.859
6	114,978,225.00	3.757	0.25	3.507	180	180	299	300	1	LIBOR_6MO	1.819	5	6	12	3.757
7	72,431,055.00	3.621	0.25	3.371	180	180	300	300	0	LIBOR_6MO	1.835	6	6	12	3.621